UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 25, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 31 December 2018.

news release

Trading update for the quarter ended 31 December 2018

25 January 2019

IFRS 15 was adopted on 1 April 2018 for our statutory reporting, without restating prior year figures. As a result, the discussion of our operating results is primarily on an IAS 18 basis for all periods presented.

Highlights

•      Group revenue of €11.0 billion, down by €0.8 billion due to the adoption of IFRS15, the sale of Qatar and FX headwinds

•      Q3 organic service revenue growth (excluding UK handset financing, IAS 18 basis) of 0.1%** (Q2: 0.5%**); on an IFRS15 basis, growth was 0.4%* (Q2: 0.3%*)

•      Similar performance to Q2 in Europe, with service revenues -1.1%**, reflecting improving customer and financial trends in Italy, robust retail growth in Germany, reduced churn in Spain and a consistent performance in the UK

•      Rest of World grew 4.9%* (Q2: 7.7%*), as a decline in South Africa was offset by good growth in other markets

•      Robust commercial momentum across the Group: mobile contract churn reduced by 2.0 percentage points year-on-year; 747,000 mobile contract and 341,000 broadband net additions, converged base up by 190,000 in Q3

•      Intention to extend our existing UK network sharing agreement with Telefonica O2 to include 5G services

•      Guidance reiterated: underlying organic adjusted EBITDA growth of c.3%; free cash flow (pre-spectrum) c.€5.4 billion

	Quarter ended 31 December
	2018	2017	Reported
	IFRS 15	IAS 18[1]	Growth
	€m	€m	%

Group revenue	10,996	11,797	(6.8)
Europe	8,145	8,631	(5.6)
Rest of the World[2]	2,547	2,864	(11.1)

	2018	2017	IAS 18 Growth
	IAS 18	IAS 18	Reported	Organic**
Non-GAAP financial information[3]	€m	€m	%	%

Group service revenue	9,787	10,189	(3.9)	0.1
Europe	7,496	7,649	(2.0)	(1.1)
Rest of the World[2]	2,170	2,338	(7.2)	4.9

Nick Read, Group Chief Executive, commented:

“We have executed at pace this quarter and have improved the consistency of our commercial performance. Lower mobile contract churn across our markets and improved customer trends in Italy and Spain are encouraging, however these have not yet translated into our financial results, with a similar revenue trend in Europe to Q2. We enjoyed good growth across our emerging markets with the exception of South Africa, which was impacted by our pricing transformation initiatives and a challenging macroeconomic environment. Overall, this performance underpins our confidence in our full year guidance.

We are moving to implement a radically simpler operating model and to accelerate our digital transformation, as demonstrated by the organisational changes we have announced in Spain and the UK. We are also assessing opportunities across our markets to improve asset utilisation through partnering. This week we announced the intention to extend our existing network sharing agreement with Telefonica O2 in the UK to include 5G services. This will enable us to deploy 5G services to more customers over a wider geographic area, and to do so at a lower cost. After these arrangements have been finalised, we also intend to explore opportunities to monetise our UK tower assets”.

OPERATING REVIEW

Strategic progress

During Q3 the Group made further progress on its strategy to deepen customer engagement in each customer segment (Europe Consumer, Vodafone Business and Emerging Consumer), to accelerate digital transformation and to improve asset utilisation, in order to drive sustainable revenue and free cash flow growth.

Europe Consumer: Selling ‘one more product’ per customer, lowering churn through convergence

Europe Consumer service revenues excluding UK handset financing declined by 1.3%** in Q3 (Q2: -1.2%**). Excluding Spain and Italy, which were impacted by price competition, European Consumer service revenues grew by 2.4%**. Fixed grew 1.4%*, slower than in Q2 (3.0%*) following our strategic decision not to renew unprofitable football rights in Spain. Mobile declined by 2.4%** (Q2: -2.7%**).

We improved our commercial momentum during the quarter, particularly in Italy and Spain where competitive intensity moderated as the quarter progressed. This contributed to stable mobile prepaid portability in Italy, and to stable mobile contract and fixed portability in Spain, during the month of December.

In Q3 fixed contributed 29% of segment revenues. We added 226,000 broadband customers, including 414,000 NGN customers, and our converged base increased by 188,000. 34% of our broadband customers are now integrated into converged bundles, an increase of 5 percentage points compared to the prior year quarter. On a pro-forma basis for the acquisition of Liberty Global’s cable assets in Germany and CEE (announced in May 2018), our leading NGN footprint covered 120 million households at the end of the period, of which 54 million are ‘on-net’ (including VodafoneZiggo).

In mobile, contract churn improved by 1.4 percentage points in Q3 compared to the same period last year, with single digit churn rates achieved in four markets. We added 184,000 contract customers, and data growth remained strong at 52%, with average smartphone usage increasing to 3.3 GB per month.

In Q3, Europe Consumer accounted for 49% of Group service revenues.

Vodafone Business: A leading international challenger in fixed, ‘industrialising’ IoT

Vodafone Business service revenues declined by 0.5%* in Q3 (Q2: 1.1%*). Fixed, which represents 32% of segment revenues, grew 3.5%* (Q2: 4.7%*) due to ongoing market share gains and strong growth in Cloud services. This was offset by a mobile decline of 2.2%* (Q2: -0.5%*). Slower mobile growth reflected a weaker performance at Vodacom and increased pricing pressure in Europe, particularly in the SoHo segment, as well as a slowdown in the Automotive part of our IoT business. However, IoT connectivity revenues continued to grow strongly, supported by our leading global IoT platform, with 27% growth in SIM connections to 80.9 million.

In Q3, Vodafone Business accounted for 30% of Group service revenues.

Emerging Consumer4: Driving data penetration, growing digital and financial services

During Q3, Emerging Consumer service revenues grew at 6.4%* (Q2: 9.0%*). Growth in South Africa slowed sharply as a result of our pricing transformation strategy to reduce out-of-bundle revenues. Customers utilised our promotional summer offers to optimise their bundle spend amid a challenging macroeconomic environment. However, good growth continued in Turkey, Egypt and other African markets. In euro terms, service revenues declined by 7.4%, mainly due to the devaluation of the Turkish lira.

Data users grew by 8% in Q3, and 69% of customers now use data. Together with rising 4G penetration (now 33%, up 10 percentage points compared to the prior year quarter), this supported 53% growth in data usage. Our African payments platform M-Pesa (including Safaricom) also maintained good momentum, with active customers growing 14% to 37 million, and transaction volumes up 27% in Q3.

In Q3, Emerging Consumer accounted for 16% of Group service revenues.

Digital Transformation: A new radically simpler, ‘digital first’ operating model, leveraging Group scale

We continued to make rapid progress in the adoption of new digital technologies, which have the potential to improve all aspects of our business. Combined with the impact of our ‘Fit for Growth’ programme, we remain on track to achieve our target of a €400 million net reduction in operating expenses in Europe and Common Functions during FY19 and a €1.2 billion reduction in operating expenses by FY21, compared to FY18 on an absolute organic basis.

Improving asset utilisation

We announced two important partnership agreements after the quarter ended which aim to improve the utilisation of the Group’s network and technology assets.

On 23 January 2019 we announced the intention to extend our existing network sharing agreement with Telefonica O2 in the UK to include 5G. This would enable us to offer 5G services to more customers over a wider geographic area, and to do so at a lower cost. We also plan to extend greater network autonomy in a number of larger cities by deploying our own radio equipment on approximately 2,500 sites, providing us with greater flexibility to meet the needs of customers in these areas.

In addition, we intend to explore options around the future operating model for our transmission networks, which could drive further synergies. After the new network sharing agreements have been finalised, we will explore a potential monetisation of CTIL, the 50:50 joint venture company which owns and manages our passive tower infrastructure.

On 17 January 2019 we announced a strategic commercial partnership with IBM for cloud services. Under the terms of the eight year managed services agreement, Vodafone Business customers will immediately have access to IBM’s leading multi-cloud offering. We also intend to co-develop new digital solutions, combining the strengths of Vodafone’s leadership in IoT and 5G with IBM’s multi-cloud, industry and professional services capabilities. The partnership enables the Group to move to a variable cost model for cloud services, and to reduce our dependence on capital intensive legacy datacentres.

Outlook

Trading during the third quarter was in-line with management’s expectations underlying the outlook statement for the 2019 financial year. The Group therefore confirms its expectation that organic adjusted EBITDA on an underlying basis (excluding settlements and UK handset financing, IAS 18 basis) will grow by around 3%, with free cash flow generation (pre-spectrum) of around €5.4 billion.

Under IFRS 15, we expect our organic service revenue growth will be slightly higher and our absolute adjusted EBITDA will be slightly lower, primarily due to the elimination of the impact of UK handset financing under IAS 18, with no impact on FCF.

Notes:

*           All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Non-GAAP financial information” on page 9 for further details and reconciliations to the respective closest equivalent GAAP measure.

**      Organic growth excluding the impact of UK handset financing and settlements (see page 12 for further details).

1.     Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 31 December 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 31 December ended 2017 are on an IAS 18 basis as previously reported. The operating review discussion is primarily performed on an IAS 18 basis. 2018 information and percentage movements on an IAS 18 basis are non-GAAP financial information performance measures. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definitions of terms” on page 14 for further details.

2.     The Group revised its reporting segments on 1 October 2018 to reflect changes to its organisational structure. The Rest of the World region (previously Africa, Middle East and Asia Pacific) comprises the Vodacom, Turkey and Other Markets operating segments. Current period results are reported under this new organisational structure and comparative periods have been restated accordingly.

3.     Non-GAAP financial information is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest equivalent GAAP measure.

4.     Emerging Consumer includes Consumer revenues from our Rest of World region, excluding New Zealand.

Group1,2

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 31 December 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 31 December 2017 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results is primarily on an IAS 18 basis for all periods presented. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measures.

	Quarter ended 31 December
	2018	2018	2017	IAS 18 Growth
	IFRS 15	IAS 18	IAS 18	Reported	Organic*
	€m	€m	€m	%	%
Service revenue
Europe	6,986	7,496	7,649	(2.0)	(2.1)
Rest of World	2,105	2,170	2,338	(7.2)	4.9
Other	128	135	255
Eliminations	(14)	(14)	(53)
Total service revenue	9,205	9,787	10,189	(3.9)	(0.8)
Other revenue	1,791	1,598	1,608
Revenue	10,996	11,385	11,797	(3.5)	(0.9)

On a statutory basis, Group revenue decreased by €0.8 billion to €11.0 billion, reflecting foreign exchange headwinds of €0.2 billion, a €0.4 billion decrease due to the adoption of IFRS 15 (which nets certain components of dealer commissions from service revenues) and the sale of Vodafone Qatar (an impact of €0.1 billion).

On an IAS 18 basis, Group organic service revenue declined by 0.8%* (Q2: -0.5%*), but grew 0.1%** (Q2: 0.5%**) excluding the impact of UK handset financing. Growth in the majority of markets was offset by declines in Italy and in Spain, which were impacted by increased competition; however, commercial performance improved in both of these markets during the quarter. The slowdown in quarterly trends was driven by lower data revenue growth in South Africa.

Europe1

	Quarter ended 31 December 2018			Quarter ended 31 December 2017				Organic*
	Service	Other		Service	Other		Reported	Service
	revenue	revenue	Revenue	revenue	revenue	Revenue	Revenue	Revenue
IAS 18 basis	€m	€m	€m	€m	€m	€m	%	%
Germany	2,590	212	2,802	2,564	208	2,772	1.1	1.1
Italy	1,261	259	1,520	1,324	240	1,564	(2.8)	(4.6)
UK	1,426	298	1,724	1,496	322	1,818	(5.2)	(4.5)
Spain	1,056	109	1,165	1,144	113	1,257	(7.3)	(7.4)
Other Europe	1,188	120	1,308	1,157	99	1,256	4.1	2.2
Eliminations	(25)	(2)	(27)	(36)	—	(36)
Total	7,496	996	8,492	7,649	982	8,631	(1.6)	(2.1)

On a statutory basis, revenue decreased by €0.5 billion to €8.1 billion, including a €0.3 billion decrease due to the adoption of IFRS 15.

On an IAS 18 basis, revenue decreased 1.6%. On an organic basis, service revenue excluding the drag from UK handset financing decreased 1.1%** (Q2: -1.1%**), as growth in most markets was offset by declines in Spain and Italy. The pace of service revenue decline moderated in Italy during the quarter, reflecting improved commercial performance and ‘more for more’ actions. This was offset by slightly lower growth in Germany.

Germany

Service revenue grew 1.1%* (Q2: 1.7%*) driven by strong customer base growth in mobile and fixed line, partially offset by a reduction in wholesale MVNO revenues. Excluding the drag from wholesale, service revenue grew 1.9%* (Q2: 2.5%*). The slowdown in quarterly trends was driven by mobile ARPU pressure in Business.

Mobile service revenue grew 0.2%* (Q2: 0.9%*) as a higher contract customer base was largely offset by a decline in MVNO revenue. We added 165,000 contract customers in Q3. This was supported by strong sales performances in both branded and indirect channels, the continued success of our GigaCube proposition and a reduction in mobile contract churn of 1.7 percentage points compared to the prior year. Contract ARPU declined, driven by the mix shift towards SIM-only, multi-SIM family contracts and convergence. Our Consumer segment continued to perform well, however Business ARPU continued to decline.

Fixed service revenue grew 2.5%* (Q2: 3.0%*) driven by customer base growth. We added 73,000 broadband customers in Q3 (Q2: 69,000), reflecting growing demand for our high speed offers. We also maintained good momentum in convergence supported by our GigaKombi proposition, adding 95,000 consumer converged customers which took our total converged customer base to 1.3 million. Our Gigabit investment plan is progressing well: we successfully switched off analogue TV services for over 70% of our cable customers, supporting the efficient rollout of DOCSIS 3.1. This Gigabit capable technology has now been activated across 50% of our cable footprint, reaching over 6 million households.

Italy

Service revenue declined 4.6%* (Q2: -6.3%*), reflecting significant price competition in Consumer mobile following the arrival of a new entrant. Business revenues remained stable, as price pressure in mobile was offset by strong fixed growth. The improvement in quarterly trends was principally driven by ‘more for more’ actions in mobile and fixed.

Mobile service revenue declined 8.4%* (Q2: -9.6%*). Price competition in the prepaid market remained challenging, however competitive intensity reduced compared to the prior quarter. As a result, mobile number portability (‘MNP’) market volumes declined throughout the quarter, and in December were 50% lower than at their peak in Q2, supporting a 15 percentage point reduction in prepaid churn quarter-on-quarter. Our secondary brand (‘ho.’), which was launched in June to specifically address the value segment of the market, continued to enjoy good momentum and we now have around one million customers. Overall, our active prepaid customer base declined 122,000 in Q3, with losses reducing as the quarter progressed. Prepaid ARPU declined 3.3% as customers migrated to lower tariff plans, partially offset by the introduction of more-for-more propositions.

Fixed service revenue grew 11.3% (Q2: 8.6%*). This was driven by strong Consumer customer base growth and a price increase on October 1st, as well as by strong growth in Business. We maintained our commercial momentum in Q3, adding 78,000 broadband households (Q2: 60,000). Through our owned NGN footprint and our rapidly expanding strategic partnership with Open Fiber, we now cover 6.2 million households. We also added 62,000 converged customers, taking our total converged customer base to 896,000.

UK

Excluding the drag from handset financing, service revenue grew 0.9%** (Q2:1.1%**), driven by growth in Consumer mobile and fixed line, as well as in Business fixed. On a reported basis service revenue declined 4.5%* (Q2: -5.1%*), with the drag from handset financing reducing to 5.4 percentage points from 6.2 percentage points in Q2.

Mobile service revenue excluding the impact of handset financing declined by 1.1%** (Q2: -0.6%**), with growth in Consumer being offset by lower Business and MVNO revenue. The growth in Consumer was driven by a higher contract customer base and RPI-linked price increases. This was partially offset by new spending cap regulation in Q3, which enables customers to set a limit on out of bundle charges. Our commercial momentum remained strong. Excluding Talkmobile, our low-end mobile brand which is being phased out, we added 109,000 contract customers (Q2: 104,000*). This was supported by a 2.3 percentage point year-on-year improvement in contract churn.

Fixed service revenue grew 7.3%* (Q2: 7.0%*) driven by continued strong momentum in Consumer broadband and by ongoing growth in Business. We added 46,000 broadband customers in Q3, increasing our total base to 525,000. 59% of our Consumer broadband base also take a Vodafone mobile product.

Spain

Service revenue declined 7.4%* (Q2: -7.2%*). This reflects the commercial actions we took in May 2018 to improve the competitiveness of our Consumer offers, particularly in the value segment, and the impact of our decision not to renew unprofitable football content rights. Business revenues declined modestly, with fixed stable and pricing pressure in mobile. Quarterly trends began to stabilise, with the impact of a lower customer base mostly offset by reduced promotional activity in the market and an improved commercial performance.

Following a highly promotional summer period in which TV/football offers were discounted by the incumbent, competitive intensity in the market reduced in Q3 as these offers ended. There were also fewer seasonal promotions in Q3 compared to the prior year. As a result, market portability volumes across both mobile and fixed were down 2% and 7% respectively year-on-year. Our porting performance improved sharply as the quarter progressed, with broadly stable porting ratios achieved in December in both mobile contract and fixed. Customer churn also improved, with both mobile contract and broadband churn improving by over 2 and 5 percentage points respectively quarter-on-quarter. Consequently, our commercial performance also improved, with broadband customer losses reducing to 6,000 (Q2: -69,000) and TV customers growing by 13,000 (Q2: -66,000). Mobile contract customer losses continued (Q3: -94,000, Q2: -106,000), however these were mainly low-value secondary SIMs.

Other Europe

Other Europe, which represents 12.1% of Group service revenue, grew 2.2%* (Q2: 2.3%*) with all major markets growing during Q3.

In Ireland, service revenue grew 1.4%* (Q2: 3.3%*) driven by mobile base growth and prepaid ARPU increases, partially offset by promotional discounting in fixed line. Portugal service revenue grew 2.9%* (Q2: 1.1%*) supported by strong contract customer base growth and higher ARPU in fixed line. In Greece, service revenue grew by 3.0%* (Q2: 1.2%*) driven by ARPU growth in Consumer mobile.

VodafoneZiggo joint venture

VodafoneZiggo will report its calendar Q4 2018 results in February 2019.

Rest of the World1,2

	Quarter ended 31 December 2018			Quarter ended 31 December 2017				Organic*
	Service	Other		Service	Other		Reported	Service
	revenue	revenue	Revenue	revenue	revenue	Revenue	Revenue	Revenue
IAS 18 basis	€m	€m	€m	€m	€m	€m	%	%
Vodacom	1,156	253	1,409	1,149	265	1,414	(0.4)	1.5
Turkey	424	113	537	520	187	707	(24.0)	14.8
Other Markets	590	52	642	669	74	743	(13.6)	5.3
Total	2,170	418	2,588	2,338	526	2,864	(9.6)	4.9

On a statutory basis, revenue decreased by €0.3 billion to €2.5 billion, including a €0.1 billion decrease due to the adoption of IFRS 15.

On an IAS 18 basis, revenue decreased 9.6% including a 7.2 percentage point negative impact from foreign exchange movements and a 5.0 percentage point negative impact arising from the disposals of Vodafone Qatar at the end of FY18. On an organic basis, service revenue grew 4.9%* (Q2: 7.7%*) supported by good growth in Turkey and Egypt. The slowdown in quarterly trends was driven by lower data revenue growth in South Africa.

Vodacom

Vodacom Group service revenue grew 1.5%* (Q2: 6.3%*), reflecting strong growth in International markets. The slowdown in quarterly trends was principally driven by South Africa.

In South Africa, service revenue declined by 0.9%* (Q2: grew by 4.3%*, or 2.2%* excluding a one-off). This reflected a sharp slowdown in data revenue growth, which declined 0.4%* (Q2: 3.9%* excluding a one-off), impacted by our pricing transformation strategy which aims to lower the cost to communicate and reduce our exposure to out-of-bundle revenues. Amid a challenging macroeconomic environment, customers utilised our more generous promotional summer offers to optimise their bundle spend. Voice revenues declined by 0.5%*, a similar pace to prior quarters. National roaming revenue was also lower as we phased out an existing wholesale contract and transitioned slowly into a new agreement. In total, our prepaid customer base declined by 34,000 to 47.2 million. This reflects initiatives taken in the quarter to reduce ‘one-off use’ of SIM cards in order to improve the longevity and quality of our customer base. We added 86,000 contract customers, principally in the Business segment.

Vodacom’s International operations outside of South Africa, which represent 26.1% of Vodacom Group service revenue, grew 11.1%* (Q2: 15.0%*), driven by strong data growth and M-Pesa. The slowdown in quarterly trends follows the benefit of an easier prior year comparator in the DRC in Q2. Service revenue trends in Tanzania improved, and growth in both Mozambique and the DRC remained strong.

Turkey

Service revenue grew 14.8%* (Q2: 15.2%*) driven by higher Consumer contract customer base, increased mobile data revenue, and strong fixed line customer growth.

Other Markets

Service revenue grew 5.3%* (Q2: 5.6%*), supported by continued good growth in Egypt and Ghana. In Egypt, service revenue grew 14.4%* (Q2: 17.0%*) with successful segmented campaigns, rising data penetration and price increases supporting ARPU.

Vodafone Idea joint venture

Vodafone Idea will report its third quarter results in February 2019.

Notes:

*           All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Non-GAAP financial information” on page 9 for further details and reconciliations to the respective closest equivalent GAAP measure.

**      Organic growth excluding the impact of UK handset financing and settlements (see page 12 for further details).

1.     Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 31 December 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 31 December ended 2017 are on an IAS 18 basis as previously reported. The operating review discussion is primarily performed on an IAS 18 basis. 2018 information and percentage movements on an IAS 18 basis are non-GAAP performance measures. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definitions of terms” on page 14 for further details.

2.     The Group revised its reporting segments on 1 October 2018 to reflect changes to its organisational structure. The Rest of the World region (previously Africa, Middle East and Asia Pacific) comprises the Vodacom, Turkey and Other Markets operating segments. Current period results are reported under this new organisational structure and comparative periods have been restated accordingly.

ADDITIONAL INFORMATION

Revenue — quarter ended 31 December 20181

	Group		Europe		Rest of the World		Other Europe
	2018	2017	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	6,277	6,574	4,561	4,744	1,712	1,831	828	806
Mobile incoming revenue	462	508	325	351	138	167	95	99
Other service revenue	480	523	316	332	90	98	53	61
Mobile service revenue	7,219	7,605	5,202	5,427	1,940	2,096	976	966
Fixed service revenue	2,568	2,584	2,294	2,222	230	242	212	191
Service revenue	9,787	10,189	7,496	7,649	2,170	2,338	1,188	1,157
Other revenue	1,598	1,608	996	982	418	526	120	99
Revenue	11,385	11,797	8,492	8,631	2,588	2,864	1,308	1,256

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%	%	%
Service revenue	(3.9)	(0.8)	(2.0)	(2.1)	(7.2)	4.9	2.7	2.2
Revenue	(3.5)	(0.9)	(1.6)	(1.7)	(9.6)	2.6	4.1	3.3

	Germany		Italy		UK		Spain
	2018	2017	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	1,367	1,356	839	926	908	990	619	666
Mobile incoming revenue	51	52	84	88	68	76	32	41
Other service revenue	123	132	56	57	65	72	39	40
Mobile service revenue	1,541	1,540	979	1,071	1,041	1,138	690	747
Fixed service revenue	1,049	1,024	282	253	385	358	366	397
Service revenue	2,590	2,564	1,261	1,324	1,426	1,496	1,056	1,144
Other revenue	212	208	259	240	298	322	109	113
Revenue	2,802	2,772	1,520	1,564	1,724	1,818	1,165	1,257

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%	%	%
Service revenue	1.0	1.1	(4.8)	(4.6)	(4.7)	(4.5)	(7.7)	(7.4)
Revenue	1.1	1.2	(2.8)	(2.6)	(5.2)	(5.0)	(7.3)	(7.0)

	Vodacom		Turkey		Other Markets
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
IAS 18 basis
Mobile customer revenue	999	984	330	403	383	444
Mobile incoming revenue	39	45	53	73	46	49
Other service revenue	54	58	11	13	25	27
Mobile service revenue	1,092	1,087	394	489	454	520
Fixed service revenue	64	62	30	31	136	149
Service revenue	1,156	1,149	424	520	590	669
Other revenue	253	265	113	187	52	74
Revenue	1,409	1,414	537	707	642	743

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	0.6	1.5	(18.5)	14.8	(11.8)	5.3
Revenue	(0.4)	0.6	(24.0)	6.5	(13.6)	3.8

Note:

1.

The revenue information above is presented on an IAS 18 basis for all periods. 2018 information on an IAS 18 basis are non-GAAP performance measures. See “Non-GAAP financial information” on page 9 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 14 for further details.

NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of non-GAAP performance measures is outlined on pages 207 to 217 of the Group’s annual report for the financial year ended 31 March 2018.

IFRS 15 basis and IAS 18 basis

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the quarter ended 31 December 2018 are on an IFRS 15 basis, whereas the statutory results for the quarter ended 31 December 2017 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results in the Financial Results section is primarily performed on an IAS 18 basis for all periods presented.

We believe that the IAS 18 basis metrics for the quarter ended 31 December 2018, which are not intended to be a substitute for, or superior to, our reported metrics on an IFRS 15 basis, provide useful information to allow comparable growth rates to be calculated. A reconciliation of service revenue and revenue to the statutory IFRS 15 basis for the quarters ended 31 December 2018 and 30 September 2018 are set out on pages 10 to 12.

In addition, to assist investors and other stakeholders in understanding the impact of IFRS 15 on the Group’s results, page 13 includes pro forma results for the quarters ended 31 December 2017 and 30 September 2017 on an IFRS 15 basis, associated IFRS 15 and organic growths and a reconciliation to the statutory IAS 18 basis for those periods.

Further information on the impact of adopting IFRS 15 is outlined in note 1 ‘Basis of Preparation’ of the Group’s interim results announcement for the six months ended 30 September 2018.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers, interconnect charges for incoming calls and, with effect from 1 April 2018, excludes international wholesale voice transit revenues. We believe that it is both useful and necessary to report this measure for the following reasons:

•      It is used for internal performance reporting;

•      It is used in setting director and management remuneration; and

•      It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 4 to 7.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      They are used for internal performance analysis; and

•      They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India Limited, which were reported in discontinued operations prior to the completion of the merger with Idea Cellular Limited on 31 August 2018, and the results of Vodafone Qatar following its disposal in the 2018 financial year. In addition, operating segment organic service revenue growth rates for all quarters have been amended to exclude the impact of changes to intercompany interconnect rates and the impact of excluding international wholesale voice transit revenues from service revenue with effect from 1 April 2018.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth on an IAS 18 basis are shown where used or in the tables below.

	IAS 18 basis
				Other
				activity
			IAS 18	(including	Foreign	IAS 18
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Service revenue
Germany	2,590	2,564	1.0	0.1	—	1.1

Mobile service revenue	1,541	1,540	0.1	0.1	—	0.2
Fixed service revenue	1,049	1,024	2.4	0.1	—	2.5
Italy	1,261	1,324	(4.8)	0.2	—	(4.6)

Mobile service revenue	979	1,071	(8.6)	0.2	—	(8.4)
Fixed service revenue	282	253	11.5	(0.2)	—	11.3
UK	1,426	1,496	(4.7)	0.1	0.1	(4.5)

Mobile service revenue	1,041	1,138	(8.5)	0.2	0.1	(8.2)
Fixed service revenue	385	358	7.5	—	(0.2)	7.3
Spain	1,056	1,144	(7.7)	0.3	—	(7.4)
Other Europe	1,188	1,157	2.7	(0.5)	—	2.2

Of which: Ireland	238	236	0.8	0.6	—	1.4
Portugal	241	235	2.6	0.3	—	2.9
Greece	221	201	10.0	(7.0)	—	3.0
Eliminations	(25)	(36)
Europe	7,496	7,649	(2.0)	(0.2)	0.1	(2.1)
Vodacom	1,156	1,149	0.6	—	0.9	1.5

Of which: South Africa	854	878	(2.7)	0.1	1.7	(0.9)
International operations	302	267	13.1	—	(2.0)	11.1
Turkey	424	520	(18.5)	0.4	32.9	14.8
Other Markets	590	669	(11.8)	17.7	(0.6)	5.3

Of which: Egypt	275	235	17.0	—	(2.6)	14.4
Eliminations	—	—
Rest of the World	2,170	2,338	(7.2)	5.5	6.6	4.9
Other	135	255
Eliminations	(14)	(53)
Total service revenue	9,787	10,189	(3.9)	1.6	1.5	(0.8)
Other revenue	1,598	1,608
Revenue (IAS 18 basis)	11,385	11,797	(3.5)	0.8	1.8	(0.9)
Impact of adoption of IFRS 15	(389)
Revenue (IFRS 15 basis)	10,996

Other growth metrics
Vodafone Business - Service revenue	2,938	2,999	(2.0)	0.7	0.8	(0.5)
Vodafone Business - Fixed service revenue	934	911	2.5	0.5	0.5	3.5
Vodafone Business - Mobile service revenue	2,004	2,088	(4.0)	0.9	0.9	(2.2)
Emerging Consumer - Service revenue	1,524	1,646	(7.4)	6.0	7.8	6.4
Germany - Service revenue excluding wholesale drag	2,590	2,564	1.0	0.9	—	1.9
South Africa - Data revenue	363	371	(2.1)	—	1.7	(0.4)
South Africa - Voice revenue	347	355	(2.2)	—	1.7	(0.5)
Excluding the impact of UK handset financing and settlements:
Group - Service revenue	9,787	10,189	(3.9)	2.5	1.5	0.1
Europe - Service revenue	7,496	7,649	(2.0)	0.8	0.1	(1.1)
Europe Consumer - Service revenue	4,788	4,918	(2.6)	1.3	—	(1.3)
Europe Consumer - Service revenue excluding Spain and Italy	3,263	3,248	0.5	1.9	—	2.4
Europe Consumer - Fixed service revenue	1,382	1,351	2.3	(0.9)	—	1.4
Europe Consumer - Mobile service revenue	3,406	3,567	(4.5)	2.1	—	(2.4)
UK - Service revenue	1,426	1,496	(4.7)	5.5	0.1	0.9
UK - Mobile service revenue	1,041	1,138	(8.5)	7.3	0.1	(1.1)

	IAS 18 basis
				Other
				activity
			IAS 18	(including	Foreign	IAS 18
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,610	2,569	1.6	0.1	—	1.7

Mobile service revenue	1,564	1,554	0.6	0.3	—	0.9
Fixed service revenue	1,046	1,015	3.1	(0.1)	—	3.0
Italy	1,264	1,354	(6.6)	0.3	—	(6.3)

Mobile service revenue	998	1,109	(10.0)	0.4	—	(9.6)
Fixed service revenue	266	245	8.6	—	—	8.6
UK	1,438	1,510	(4.8)	0.1	(0.4)	(5.1)

Mobile service revenue	1,073	1,170	(8.3)	0.2	(0.5)	(8.6)
Fixed service revenue	365	340	7.4	—	(0.4)	7.0
Spain	1,091	1,183	(7.8)	0.6	—	(7.2)
Other Europe	1,221	1,189	2.7	(0.6)	0.2	2.3

Of which: Ireland	241	234	3.0	0.3	—	3.3
Portugal	251	250	0.4	0.7	—	1.1
Greece	235	219	7.3	(6.1)	—	1.2
Eliminations	(36)	(56)
Europe	7,588	7,749	(2.1)	(0.2)	—	(2.3)
Vodacom	1,158	1,133	2.2	—	4.1	6.3

Of which: South Africa	864	874	(1.1)	—	5.4	4.3
International operations	293	253	15.8	—	(0.8)	15.0
Turkey	411	567	(27.5)	1.1	41.6	15.2
Other Markets	581	673	(13.7)	15.7	3.6	5.6

Of which: Egypt	273	232	17.7	—	(0.7)	17.0
Eliminations	—	—
Rest of the World	2,150	2,373	(9.4)	5.1	12.0	7.7
Other	147	243
Eliminations	(24)	(55)
Total service revenue	9,861	10,310	(4.4)	1.3	2.6	(0.5)
Other revenue	1,455	1,291
Revenue (IAS 18 basis)	11,316	11,601	(2.5)	1.0	3.0	1.5
Impact of adoption of IFRS 15	(377)
Revenue (IFRS 15 basis)	10,939

Other growth metrics
Vodafone Business - Service revenue	2,929	2,961	(1.1)	0.6	1.6	1.1
Vodafone Business - Fixed service revenue	916	887	3.3	0.4	1.0	4.7
Vodafone Business - Mobile service revenue	2,013	2,074	(2.9)	0.7	1.7	(0.5)
Emerging Consumer - Service revenue	1,498	1,656	(9.5)	5.5	13.0	9.0
Germany - Service revenue excluding wholesale drag	2,610	2,569	1.6	0.9	—	2.5
South Africa - Service revenue excluding a one-off change in revenue deferral policy	864	874	(1.1)	(2.1)	5.4	2.2
South Africa - Data revenue excluding a one-off change in revenue deferral policy	375	375	(0.1)	—	4.0	3.9
Excluding the impact of UK handset financing and settlements:
Group - Service revenue	9,861	10,310	(4.4)	2.3	2.6	0.5
Europe - Service revenue	7,588	7,749	(2.1)	1.0	—	(1.1)
Europe Consumer - Service revenue	4,864	4,998	(2.7)	1.5	—	(1.2)
Europe Consumer - Fixed service revenue	1,377	1,324	4.0	(1.0)	—	3.0
Europe Consumer - Mobile service revenue	3,487	3,674	(5.1)	2.4	—	(2.7)
UK - Service revenue	1,438	1,510	(4.8)	6.3	(0.4)	1.1
UK - Mobile service revenue	1,073	1,170	(8.3)	8.2	(0.5)	(0.6)

	IAS 18 basis
				Other
				activity
			IAS 18	(including	Foreign	IAS 18
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Revenue
Germany	2,802	2,772	1.1	0.1	—	1.2
Italy	1,520	1,564	(2.8)	0.2	—	(2.6)
UK	1,724	1,818	(5.2)	0.1	0.1	(5.0)
Spain	1,165	1,257	(7.3)	0.3	—	(7.0)
Other Europe	1,308	1,256	4.1	(1.0)	0.2	3.3
Eliminations	(27)	(36)
Europe	8,492	8,631	(1.6)	(0.1)	—	(1.7)
Vodacom	1,409	1,414	(0.4)	—	1.0	0.6
Turkey	537	707	(24.0)	0.3	30.2	6.5
Other Markets	642	743	(13.6)	17.7	(0.3)	3.8
Eliminations	—	—
Rest of the World	2,588	2,864	(9.6)	5.0	7.2	2.6
Other	368	357
Eliminations	(63)	(55)
Group (IAS 18 basis)	11,385	11,797	(3.5)	0.8	1.8	(0.9)
Impact of adoption of IFRS 15	(389)
Group (IFRS 15 basis)	10,996

Quarter ended 31 December

	UK		Europe		Group
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
Revenue	1,724	1,818	8,492	8,631	11,385	11,797
Other revenue	(298)	(322)	(996)	(982)	(1,598)	(1,608)
Service revenue	1,426	1,496	7,496	7,649	9,787	10,189
Other activity (including M&A)	—	(2)	(15)	(1)	(15)	(182)
Foreign exchange	—	(1)	—	(4)	—	(160)
Impact of UK handset financing and settlements	136	55	136	55	136	55
Organic service revenue excluding the impact of UK handset financing and settlements	1,562	1,548	7,617	7,699	9,908	9,902

Quarter ended 30 September

	UK		Europe		Group
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
Revenue	1,702	1,756	8,457	8,476	11,316	11,601
Other revenue	(264)	(246)	(869)	(727)	(1,455)	(1,291)
Service revenue	1,438	1,510	7,588	7,749	9,861	10,310
Other activity (including M&A)	—	(2)	(16)	(1)	(18)	(149)
Foreign exchange	—	7	—	3	—	(273)
Impact of UK handset financing and settlements	116	22	116	22	116	22
Organic service revenue excluding the impact of UK handset financing and settlements	1,554	1,537	7,688	7,773	9,959	9,910

Reconciliations of organic growth to reported growth on an IFRS 15 basis are in the tables below.

	IFRS 15 basis
				Other
				activity
			IFRS 15	(including	Foreign	IFRS 15
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Service revenue
Germany	2,331	2,301	1.3	0.2	—	1.5
Italy	1,284	1,342	(4.3)	0.1	—	(4.2)
UK	1,232	1,225	0.6	0.2	(0.3)	0.5
Spain	1,039	1,117	(7.0)	0.3	—	(6.7)
Other Europe	1,125	1,078	4.4	(1.0)	0.3	3.7
Eliminations	(25)	(36)
Europe	6,986	7,027	(0.6)	(0.2)	—	(0.8)
Vodacom	1,096	1,090	0.6	—	0.8	1.4
Turkey	432	522	(17.2)	0.5	33.0	16.3
Other Markets	577	654	(11.8)	18.2	(0.4)	6.0
Eliminations	—	—
Rest of the World	2,105	2,266	(7.1)	5.7	6.8	5.4
Other	128	252
Eliminations	(14)	(53)
Total service revenue	9,205	9,492	(3.0)	1.8	1.6	0.4
Other revenue	1,791	1,878
Revenue (IRFS 15 basis)	10,996	11,370	(3.3)	0.8	1.9	(0.6)
Impact of adoption of IFRS 15		427
Revenue (IAS 18 basis)		11,797

Quarter ended 30 September
Service revenue
Germany	2,333	2,309	1.0	0.2	—	1.2
Italy	1,267	1,368	(7.4)	0.3	0.1	(7.0)
UK	1,297	1,262	2.8	0.2	(0.5)	2.5
Spain	1,068	1,155	(7.5)	0.7	(0.1)	(6.9)
Other Europe	1,150	1,116	3.0	(0.7)	0.3	2.6
Eliminations	(36)	(56)
Europe	7,079	7,154	(1.0)	(0.2)	(0.1)	(1.3)
Vodacom	1,086	1,068	1.7	—	4.0	5.7
Turkey	403	564	(28.5)	1.2	41.2	13.9
Other Markets	568	656	(13.4)	16.2	3.2	6.0
Eliminations	—	(1)
Rest of the World	2,057	2,287	(10.1)	5.3	12.1	7.3
Other	138	238
Eliminations	(24)	(55)
Total service revenue	9,250	9,624	(3.9)	1.4	2.8	0.3
Other revenue	1,689	1,593
Revenue (IRFS 15 basis)	10,939	11,217	(2.5)	1.0	3.1	1.6
Impact of adoption of IFRS 15		384
Revenue (IAS 18 basis)		11,601

OTHER INFORMATION

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
IAS 18

International Accounting Standard 18 “Revenue”. The pre-existing revenue accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2018.

IFRS 15

International Financial Reporting Standard 15 “Revenue from Contracts with Customers”. The new accounting standard adopted by the Group on 1 April 2018 and applied to the Group’s statutory results for the year ending 31 March 2019.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP financial information” on page 9 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
RGUs	Revenue Generating Units describes number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers, interconnect charges for incoming calls and, with effect from 1 April 2018, excludes international wholesale voice transit revenues. See “Non-GAAP financial information” on page 9 for further details.

For further definitions please refer to pages 222 to 224 of the Group’s Annual Report for the year ended 31 March 2018.

Notes

1.        All figures in this trading update are unaudited.

2.        References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

3.        References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodafone Broken Speechmark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

4.        All growth rates reflect a comparison to the quarter ended 31 December 2017 unless otherwise stated.

5.        References to “Q3” and “Q2” are to the quarters ended 31 December 2018 and 30 September 2018, respectively, unless otherwise stated. References to the “year”, “financial year” or “2019 financial year” are to the financial year ending 31 March 2019 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2018 unless otherwise stated.

6.        All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

7.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

8.        Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

9.        This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2019 financial year, expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital additions, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “sustain”, “continue”, “stabilise”, “ongoing”, “will”, “expects”, or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; changes in economic or political conditions in markets served by operations of the Group and changes to the associated legal, regulatory and tax environments; increased competition; the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired businesses or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Business and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; changes in the regulatory framework in which the Group operates; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates or profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2018. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2019

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 25, 2019

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary